SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **April 23, 2007**

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	**0-7246**	**95-2636730**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

120 Genesis Boulevard; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **304-842-3597**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report)

Item 8.01.   Other Events

On April 24, 2007, Steven R. Williams, Chairman and CEO of Petroleum Development Corporation ("the Company"), will make a presentation at the Independent Petroleum Association of America's Oil & Gas Investment Symposium-New York.

The Press Release and transcript of Mr. Williams' presentation are attached in Exhibit 9.01.


EXHIBIT INDEX


Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Press Release:	Chairman and Chief Executive Officer, Steven R. Williams will present at the IPAA Oil & Gas Investment Symposium-New York
PowerPoint Presentation:	2007 IPAA OGIS New York, New York, April 24, 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: April 24, 2007

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer